UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom and France Telecom plan to merge T-Mobile UK and Orange UK to create a new mobile champion

Sep 08, 2009

Information of Deutsche Telekom AG in Accordance with § 15 WpHG

Deutsche Telekom and France Telecom today announce that they have entered into exclusive negotiations to combine T-Mobile UK and Orange UK in a new 50:50 joint venture company.

The new joint venture will create the UK’s leading mobile operator. It will have a combined mobile customer base of around 28.4 million, representing approximately 37 percent of UK mobile subscribers, based on figures at end December 2008 (customer figures for T-Mobile UK excluding Virgin Mobile customers). By integrating Orange’s broadband activities, the joint venture will also have the capabilities to offer convergent solutions to its customers in the future. The business will have pro forma 2008 revenues of approximately € 9.4 billion (£7.7 billion) and EBITDA of € 2.1 billion (£1.7 billion) (Exchange rate for pro forma figures based on average exchange ratio 2008 of €1.25/£. All other financials based on actual exchange ratio of €1.14/£).

The merger and integration of T-Mobile UK with Orange UK should generate estimated synergies with a net present value in excess of €4.0 billion (£3.5 billion).

Estimated opex-based synergies should reach an annual run rate of over £445 million from 2014 onwards.

To achieve these opex synergies, the joint venture would expect to invest £600 to £800 million in integration costs over the period from 2010 to 2014. Those costs would primarily relate to the decommissioning of mobile sites, the rationalisation of the network of retail stores and the streamlining of operations.

On the capex side, large scale savings are expected over the first five years following completion of the transaction, resulting from the integration and unification of the networks and from jointly expanding 3G coverage. The potential for capital expenditure savings, net of integration capex, is estimated at £620 million on a cumulative basis over 2010-2014, prior to stabilising at approximately £100 million a year from 2015 onwards.

To create the new joint venture, Deutsche Telekom would contribute T-Mobile UK on a cash-free, debt-free basis, including T-Mobile UK’s 50 percent holding in its 3G network joint venture with Hutchison and gross tax losses carried forward of at least £1.5 billion. France Telecom would contribute the whole of Orange UK including £1.25 billion of intra-group net debt in order to equalize the value of the contributions to the joint venture. Immediately after closing Deutsche Telekom would grant a £625 million shareholder loan to the joint venture, which would be used to simultaneously reimburse £625 million to France Telecom. As a result, the joint venture would have indebtedness of £1.25 billion, represented by two shareholder loans of £625 million held by each of Deutsche Telekom and France Telecom.

This transaction is expected to create substantial value for both shareholders and to be accretive from 2010 in terms of free cash-flow per share and from 2011 in terms of earnings per share. Both Deutsche Telekom and France Telecom would recognise their respective interest in the joint venture using the equity method after closing. It is planned that the joint venture will distribute 90 percent of its free cash flow to its two shareholders.

Prior to the signing, which is expected to be end of October, both Deutsche Telekom and France Telecom will undertake confirmatory due diligence and will complete the definitive documentation. The final agreement is subject to the approval of the Supervisory Board of Deutsche Telekom and the Board of Directors of France Telecom, and the completion of an agreed transaction would be conditional on approval by the relevant competition authorities.

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any responsibility for updating forward-looking statements by taking new information or future events or other matters into account. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website [www.telekom.com] under the link "Investor Relations."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

  Date: September 8, 2009